Supplement Dated August 29, 2014 to your Prospectus Dated May 1, 2014

The Investment Adviser/Sub-Adviser information for the Federated Managed Rail Risk Fund II and Federated Managed Volatility Fund II in “Appendix I – The Funds” of your prospectus is deleted and replaced with the following information:

Funding Option	Investment Objective Summary	Investment Adviser/Sub- Adviser
Federated Managed Tail Risk Fund II	Seeks capital appreciation	Federated Global Investment Management Corp., Federated Investment Management Company and Federated Equity Management Company of Pennsylvania
Federated Managed Volatility Fund II	Seeks to achieve high current income and moderate capital appreciation	Federated Global Investment Management Corp., Federated Investment Management Company and Federated Equity Management Company of Pennsylvania

This Supplement Should Be Retained For Future Reference.

HV-7591